October 31, 2017

Via EDGAR

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Attn: John Stickel and John Dana Brown

Mail Stop 3561

Re:	Applied Energetics, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed September 22, 2017
File No. 333-217513

Ladies and Gentlemen,

This letter is in response to the comments of the Securities and Exchange Commission to the aforementioned Registration Statement on Form S-1/A (the “Registration Statement”) of Applied Energetics, Inc. (the “Company”) by your letter of October 4, 2017. We are filing herewith Amendment No. 4 to the Registration Statement (the “Amendment”) in which we have revised and supplemented the disclosure where appropriate in response to your comments.

We are responding to each comment as noted and, for your convenience, have inserted the comment above our relevant response.

Selling Stockholders, page 33

1. Comment: We note your response to our prior comment 2 that Mr. Farley gifted the 20 million shares received as executive compensation on March 23, 2016 to AnneMarieCo, LLC, a limited liability company owned by members of his family, so it appears that there are material relationships requiring disclosure under Item 507 of Regulation S-K. Please clarify in the footnotes to the selling stockholders table that AnneMarieCo, LLC is owned by members of Mr. Farley’s family and that the shares were acquired by gift from Mr. Farley. For each person who has control over AnneMarieCo, LLC and who has had a material relationship with Mr. Farley, identify each such person and describe the nature of the relationship. For further guidance refer to Item 507 of Regulation S-K andRegulation S-K Compliance and Disclosure Interpretation 140.02, available on the Commission’s website.

Response: The Company has supplemented the Selling Stockholders table by adding footnote 10:

“Shares acquired by Gift. AnneMarieCo, LLC is beneficially owned by members of the family of George Farley, who gifted the shares to AnneMarieCo, LLC. However, none of these beneficial owners share a residence with Mr. Farley. AnneMarieCo, LLC is controlled by Thomas Farley who is a family member of Mr. Farley but does not share his residence..”

Should the staff have any questions regarding the foregoing, please do not hesitate to contact the undersigned or our counsel, Mary P. O’Hara, at 917-945-7473.

APPLIED ENERGETICS, INC.

By: /s/ George P Farley

George P. Farley Chief Executive Officer

cc: John Dana Brown, Attorney Advisor

John Stickel